

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Jane Fraser
Chief Executive Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-Q for the Period Ended March 31, 2022**
> **Filed May 9, 2022**
> **CORRESP filed May 10, 2022**
> **File No. 001-09924**

Dear Ms. Fraser:

We have reviewed your May 10, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless noted otherwise, our reference to prior comments are to comments in our May 2, 2022 letter.

Form 10-Q for the Period Ended March 31, 2022

Country Risk
Russia, page 67

1. We note your response to comment 1 from our letter dated May 2, 2022 and your added disclosures in the 10-Q for the period ended March 31, 2022. On page 68 you state that, "In addition, Citi is exposed to a currency translation adjustment (CTA) loss of approximately $1.0 billion related to Russia in the event of a loss of control or substantial liquidation of AO Citibank." Please tell us, and revise your future filings to disclose how this exposure/risk is reflected in your total Russia exposure in the table on page 67. For

example, consider adding a footnote to the table that highlights the $1.0 billion exposure, states whether it is reflected in the table, and references the 'Deconsolidation Risk' section on page 69 for additional information.

Please direct any questions to Dave Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368.

Sincerely,

Division of Corporation Finance
Office of Finance